The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC, Attn.: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; BofA Securities, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn.: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or J.P. Morgan Securities LLC, Attn.: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 803-9204 or by email at prospectus-eq_fi@jpmchase.com.

To review the preliminary prospectus click the following hyperlink: https://www.sec.gov/ix?doc=/Archives/edgar/data/1476204/000147620421000075/cik0001476204-20210506.htm

Phillips Edison & Company, Inc.

PRESENTATION FOR EXISTING STOCKHOLDERS DISCUSSING POTENTIAL LISTING AND LIQUIDITY PLAN

OPERATOR
Good morning and welcome to Phillips Edison & Company's Presentation for Existing Stockholders Discussing Potential Listing and Liquidity Plan.

Before we begin, I would like to remind our listeners that today's presentation is being recorded and simultaneously webcast.

I would now like to turn the call over to Michael Koehler with Phillips Edison and Company.

Sir, please proceed.

MICHAEL KOEHLER, VICE PRESIDENT OF INVESTOR RELATIONS

Thank you, operator.

Good morning everyone and thank you for joining us. I am Michael Koehler, Vice President of Investor Relations with Phillips Edison and Company. Joining me on today's call are our Chairman and Chief Executive Officer, Jeff Edison; our President, Devin Murphy; and our Chief Financial Officer, John Caulfield.

Given that we have a Form S-11 registration statement on file with the SEC, our comments today are generally limited to what we have filed in our registration statement.

During today's presentation, Jeff will provide details on the constructive environment for a potential public offering, discuss the registration statement that was filed on Thursday, May 6, 2021 with the SEC, and discuss the potential long-term benefits for PECO as a publicly traded company.

Then John will discuss our approach to liquidity and an estimated timeline. Jeff will then provide some closing comments.

There will not be a question and answer session today, given that we are in a quiet period because of our recently filed registration statement.

Before we begin, I would like to remind our audience that statements made during today's call may contain forward-looking statements, which are subject to various risks and uncertainties.

Please refer to SLIDE 3 AND 4 for additional disclosure and direction on where you can find information regarding potential risks. In addition, we will also refer to certain non-GAAP financial measures. Information regarding our use of these measures and reconciliations of these measures to our GAAP results are available in the appendix of this slide presentation.

Now, please turn to SLIDE 5, and I will turn the call over to Jeff Edison, our Chief Executive Officer.

Jeff?

JEFF EDISON, CHIEF EXECUTIVE OFFICER

Thank you, Michael - and good morning everyone. Thanks for being on the call.

We are seeing a number of positive micro and macro trends impacting shopping center real estate, and specifically, our grocery-anchored shopping center portfolio.

From a micro-economic, or PECO, perspective our assets are performing well.
Our tenants, whom you know we call Neighbors, have demonstrated strong resilience throughout the difficult economic conditions caused by the COVID-19 pandemic.

As of March 31, 2021, 100% of our occupied spaces are open for business. In fact, we have seen foot traffic surpass pre-COVID levels. For example, for the month ended March 31, 2021, our foot traffic was 104% compared to the average monthly levels during 2019, according to data provided by Placer AI.

At the end of the first quarter of 2021, our leased portfolio occupancy totaled 94.8%. This was a slight increase from the beginning of the year as new leasing activity surpassed COVID-related closures during Q1 2021. Leasing executions were robust during the first quarter of 2021.

As the economy re-opens and our Neighbors continue to rebound, we believe the market backdrop for our portfolio appears increasingly strong.

From a macro-economic perspective, we believe there are a number of trends that are positive for us.

We continue to see favorable population growth and migration to the Sun Belt, where close to 50% of our annualized base rent comes from.

We are also seeing a population shift from urban centers to non-urban and suburban areas. Our properties are generally located in suburban markets in the neighborhood, rather than urban or downtown areas. The net population flow out of U.S. urban neighborhoods and into non-urban neighborhoods doubled between March and September 2020 as compared to the average for the same months in 2017 through 2019. This is according to the Federal Reserve Bank of Cleveland.

Many employees continue to work from home. Businesses are considering remote or partially remote work arrangements with their employees. When consumers work from home, we believe they are more likely to shop near their home, where our centers are generally located.

We have seen an increase in consumers supporting local and small businesses. Our local Neighbors have benefited from the support of their local communities.

Importantly, we see retailers continuing to adopt omni-channel strategies. They integrate their bricks and mortar stores with "BOPIS" or "buy-online, pick-up in store" and direct-to-consumer delivery.

As an omni-channel landlord, we believe our assets are well-positioned to facilitate last-mile delivery, serve the BOPIS customer, and support traditional brick and mortar retail due to the regular foot traffic of our grocery-anchored centers.

And finally, we believe we are benefiting from some formerly mall-based businesses relocating to more convenient, open air shopping centers - like ours.

SLIDE 6 outlines the improved public market backdrop for public strip center REITs.

The chart illustrates public strip center's equity performance from January 1, 2020 through April 30, 2021.

The pandemic had a significant impact on stock prices during March of 2020. However, we have seen a remarkable rebound since November 2020 when the positive news about the vaccine developments was released. On average, these stocks have doubled in value since March 31, 2020.

Now turning to SLIDE 7

As a result of improving trading valuations of public strip center REITs, and a currently constructive environment in our industry, we have started the process toward the next big step for PECO: a potential public offering and the listing of our existing shares on a national stock exchange.

On Thursday, May 6, we filed a registration statement with the SEC indicating our plans to raise capital in a public offering, which would be accompanied by the listing of our shares on a national stock exchange.

Morgan Stanley, Bank of America, and J.P. Morgan have been selected as underwriters for the potential offering.

First and foremost, the ability to provide liquidity to our existing stockholders in the form of a public listing is very important to us.

In addition, we believe that accessing the public markets will allow us to capitalize on long-term opportunities by deleveraging. Additionally, it can provide capital to pursue attractive external growth strategies, such as acquiring new grocery-anchored shopping centers.

Our listing and public offering will allow us to build relationships with institutional investors, investing right alongside our existing shareholders.

We also believe this should create an opportunity for PECO, as a publicly-traded company, to access public debt markets that have previously been unavailable to us.

Now turning to SLIDE 8

We believe we maintain a number of competitive strengths including:

In terms of strategy:

1.We are internally managed and have not paid third-party asset management fees since 2017. We believe institutional investors do not favor external management structures.

2.Our management team has owned and operated grocery-anchored centers for 30 years. We believe our experience and track record are differentiators from other non-traded REITs that have come to market.

3.We have a fully-integrated, scalable platform with approximately 300 associates nationwide. We believe this makes us locally-smart, and allows us to gather market intelligence, and identify new acquisition opportunities.

•And lastly, we have an aligned management team. Management currently owns 8% of the company alongside our investors. As the largest stockholder in PECO, I'm focused on achieving a successful execution for our investors.

In terms of our portfolio:

•We believe our exclusive focus on grocery-anchored centers, the smaller footprint of our centers, and our geographic diversity across the U.S. are positive attributes that should be attractive to public investors;

•We believe our centers, located in the neighborhood near the end-consumer, support our Neighbors' omni-channel strategy. This includes last mile delivery, BOPIS, and traditional in-store retail; and

•Our size and scale is meaningful. Particularly for a new entrant in the public equity markets. We have a scaled national portfolio of 300 shopping centers.

In terms of performance:

•We believe our business model and targeted market approach have generated strong growth over time.

•For the years 2016 through 2020, we generated $9.0 million of income; $41.7 million of loss; $47.0 million of income; $72.8 million of loss, and $5.5 million of income, respectively. Net income was $117,000 for the first quarter of '21, vs $11.2 million for the first quarter of 2020.

•At the Company level, we generated 4.9% average annual Core FFO per share growth for 2017 to 2019; and only saw a 5.7% decline in 2020 during the pandemic. However, our first quarter 2021 Core FFO per share increased 11.1% from the first quarter of 2020.

•To date, $1.8 billion has been returned to our stockholders through monthly distributions and stock repurchases.

I will now turn the call over to our CFO, John Caulfield, to discuss our proxy proposal for phased-in approach to liquidity and our proposed timeline.

John?

JOHN CAULFIELD, CHIEF FINANCIAL OFFICER

Thank you, Jeff, and good morning.

Please turn to SLIDE 9, which outlines our approach to liquidity that we are proposing in our proxy for our annual meeting of stockholders next month.

As we consider a liquidity transaction, and considering the feedback and recommendations from our underwriting advisors, we believe that a phased-in approach is the best strategy. It balances our belief that we should raise capital to reduce our leverage and create capacity for external growth, while giving our stockholders timely access to liquidity.

Here is how our proposal would work, assuming the proposal passes:

•Prior to the closing of the offering, our existing outstanding shares will convert to Class B stock, which would not be tradable for up to six months post-listing.

•Upon the pricing of the offering, the new shares would begin trading. This begins the waiting period for our current stockholders - who will be Class B stockholders.

•Other than the initial tradability, Class B shares will have identical preferences, rights, voting powers, restrictions, dividends, and terms and conditions as the newly issued shares.

•After the six-month non-listed period, these Class B shares will automatically convert to freely-tradable shares.

This non-listed period is based on recommendations from our underwriters and we believe this will allow our common stock to season before the non-listed period ends.

Importantly, management's Class B stock will be subject to the same six-month non-listed period as our investors.

We believe this approach has the opportunity to support the execution of our capital raise in the public offering by reducing concerns of significant trading volume from existing outstanding shares during the first six months of trading.

As I said a minute ago, during this six-month period, Class B shares will continue to receive any distributions declared by our board of directors. Distributions on the newly issued shares and the Class B shares will be the same.

SLIDE 10 outlines our estimated timeline for liquidity for our stockholders.

The recent filing of a registration statement on Form S-11 is the first formal step toward executing an offering and a listing.

This document is now with the SEC and is subject to their review and comment process. We intend to update the document to incorporate any comments or questions they have in addition to refinements we will continue to make. This review process could take several months.

After the SEC completes its review of the registration statement, we expect to begin to market the offering with our underwriters.

If we price the offering, our newly issued shares will trade on a national stock exchange under the ticker "PECO". Up to six months thereafter, the hold period for our existing stockholders would end, their shares could convert to shares of common stock, and those shares would freely trade under "PECO" as well.

Turning to SLIDE 11

Slide 11 contains a reminder regarding our proxy statement for our upcoming annual stockholder meeting. Please remember to vote. We have several methods available to you - online, by phone, and by mail.

There is also a QR code on your proxy ballot that you received in the mail. You can use your phone to scan that QR code and it takes you right to the vote. That's how I did it, and it took me less than a minute.

If you are an advisor, please encourage your clients to vote today. Our board recommends voting in favor of all the proposals.

•Proposal #1: Stockholders are being asked to vote on the election of all eight members of the PECO Board of Directors.

•Proposal #2: Stockholders have the opportunity to cast an advisory vote to approve the compensation of PECO’s named executive officers.

•Proposal #3: Stockholders are being asked to vote on an amendment to the 2020 Omnibus Incentive Plan.

•Proposal #4: Stockholders are being asked to approve the amendment of our Charter related to the phased-in liquidity approach we previously discussed.

•Proposal #5: Stockholders have the opportunity to cast an advisory vote to select Deloitte & Touche as PECO’s independent registered public accounting firm for 2021.

Again, our board recommends stockholders vote in favor of all these proposals, which we believe will help us achieve our liquidity goals.

I cannot encourage you strongly enough to vote your shares - it is very important.

I will now turn the call back over to Jeff for some closing comments on SLIDE 12.

Jeff?

JEFF EDISON, CHIEF EXECUTIVE OFFICER

Thank you, John.

In closing, this is truly an exciting time for PECO. We hope you will remain invested alongside us for many years to come.

And on behalf of our entire management team, I would like to express our appreciation for the continued support we have received from our stockholders, associates, and importantly, our Neighbors.

We look forward to updating you again in the very near future.

MICHAEL KOEHLER - VICE PRESIDENT OF INVESTOR RELATIONS

Thank you for joining us today. Please remember to vote your proxy.

And you may now disconnect.

--- END CALL ---